

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

May 4, 2017

Via E-mail
Mr. Charles F. Serianni
Executive Vice President and Chief Financial Officer
Republic Services, Inc.
18500 North Allied Way
Phoenix, AZ 85054

> **Re: Republic Services, Inc.**
> **Form 10-K for the year ended December 31, 2016**
> **Filed February 17, 2017**
> **File No. 1-14267**

Dear Mr. Serianni:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2016

Critical Accounting Judgments and Estimates, page 53

Goodwill recoverability, page 59

1. You disclose that you assign assets and liabilities from your corporate operating segment to your three reporting units. Please explain how this is consistent with your disclosures elsewhere in the filing which indicate that you have two reporting units.

Notes to the Consolidated Financial Statements

14. Segment Reporting, page 108

2. We note that you realigned your field support functions by combining your three regions into two field groups. And, following your restructuring, your senior management now evaluates, oversees and manages the financial performance of your operations through two field groups, referred to as Group 1 and Group 2. We have the following comments:
   - Please tell us the title and describe the roll of your CODM and each of the individuals who report to your CODM.
   - Identify and describe the roll of each of your segment managers.
   - Tell us how often the CODM meets with their direct reports, the financial information the CODM reviews to prepare for those meetings, the financial information discussed in those meetings and who else attends those meetings.
   - Tell us who is responsible for Group 1 and Group 2 and the title and role of the person this individual reports to within your organization.
   - We note your disclosure that certain regions make up your Groups which are your reporting units. Please identify your operating segments. To the extent that your operating segments are aggregated into your reportable segments, please explain the factors you considered in the aggregation and how aggregating complies with ASC 280-10-50.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Mindy Hooker at (202) 551-3732 or me at (202) 551-3854 with any questions.

Sincerely,

/s/ Melissa N. Rocha

Melissa Rocha
Senior Asst. Chief Accountant -
Office of Manufacturing &
Construction